News Release

For Immediate Release:	For More Information, Contact:
July 27, 2021	Elaine Pozarycki
919-834-3090

First Bancorp Reports Second Quarter Results

SOUTHERN PINES, N.C. - First Bancorp (NASDAQ - FBNC), the parent company of First Bank, announced today net income of $29.3 million, or $1.03 per diluted common share, for the three months ended June 30, 2021, an increase of 83.9% on a per share basis, compared to $16.4 million, or $0.56 per diluted common share, recorded in the second quarter of 2020. For the six months ended June 30, 2021, the Company recorded net income of $57.5 million, or $2.02 per diluted common share, compared to $34.5 million, or $1.18 per diluted common share, for the six months ended June 30, 2020, an increase of 71.2%. The higher earnings for both periods in 2021 were primarily driven by lower credit costs compared to 2020.

In the second quarter of 2021, the Company experienced significant loan and deposit growth. Loan growth for the quarter, exclusive of $86 million of net PPP loan declines related to loan forgiveness, amounted to $244 million, an annualized growth rate of 22.3%. Deposit growth for the quarter was $438 million, an annualized growth rate of 26.0%.

Net Interest Income and Net Interest Margin

Net interest income for the second quarter of 2021 was $58.8 million, an 11.7% increase from the $52.6 million recorded in the second quarter of 2020. Net interest income for the first six months of 2021 was $114.0 million, a 6.2% increase from the $107.4 million recorded in the comparable period of 2020. The increases in net interest income were primarily due to higher levels of interest-earning assets, the recognition of PPP loan fees, and higher discount accretion, the effects of which were partially offset by lower net interest margins.

The Company’s net interest margin (a non-GAAP measure calculated by dividing tax-equivalent net interest income by average earning assets) for the second quarter of 2021 was 3.22%, which was 27 basis points lower than the 3.49% realized in the second quarter of 2020. For the six months ended June 30, 2021, the Company's net interest margin was 3.24% compared to 3.71% for the same period of 2020. The declines in 2021 were primarily due to the impact of lower interest rates and the lower incremental reinvestment rates realized from funds provided by high deposit growth.

Driven by high deposit growth, average interest-earning assets increased by 22.1% in the first six months of 2021 compared to the first six months of 2020. The funds provided by the in-flow of deposits were used primarily to either purchase investment securities or were held in the Company's account at the Federal Reserve Bank, each of which increased net interest income but negatively impacted the Company's net interest margin. Additionally, in March 2020, the Federal Reserve decreased interest rates by 150 basis points, which negatively impacted the Company's net interest margin beginning in the second quarter of 2020.

In the first six months of 2021, the Company processed $198 million in PPP loan forgiveness payments related to 2020 originations and also originated approximately $112 million in new PPP loans, which resulted in a remaining balance of total PPP loans of $156 million at June 30, 2021. Including accelerated amortization of deferred PPP loan fees, the Company recorded a total of $2.7 million and $5.7 million in PPP fee-related interest income during the three and six months ended June 30, 2021, respectively, compared to $1.3 million in fees recorded in the second quarter of 2020, with no such fees recorded in the first quarter of 2020. When these fees are combined with the note rate of 1.00%, the total yield on PPP loans was 6.35% for the second quarter of 2021 and 6.25% for the first half of 2021. At June 30, 2021, the Company has $6.2 million in remaining deferred PPP loan fees, of which $0.9 million relates to 2020 originations and $5.3 million relates to 2021 originations.

The Company recorded loan discount accretion of $3.6 million in the second quarter of 2021, compared to $1.4 million in the second quarter of 2020. For the six months ended June 30, 2021 and 2020, loan discount accretion amounted to $5.0 million and $3.2 million, respectively. In the second quarter of 2021, the Company accreted approximately $2.3 million of remaining discount accretion on five, former failed-bank loans, that paid off during the quarter. Loan discount accretion had a 20 basis point impact on the net interest margin in the second quarter of 2021 compared to a 9 basis point impact in the second quarter of 2020. For the first six months of 2021 and 2020, loan discount accretion had a 14 basis point impact and a 11 basis point impact, respectively, on the net interest margin.

Allowance for Loan Losses, Provisions for Loan Losses and Unfunded Commitments, and Asset Quality

On January 1, 2021, the Company adopted the Current Expected Credit Loss (CECL) methodology for estimating credit losses, which resulted in an adoption-date increase of $14.6 million in the Company's allowance for loan losses and an increase of $7.5 million in the Company's allowance for unfunded commitments. The tax-effected impact of those two items amounted to $17.1 million and was recorded as an adjustment to the Company's retained earnings as of January 1, 2021.

The Company recorded no provision for loan losses for the three or six months ended June 30, 2021 compared to $19.3 million and $24.9 million in the comparable periods of 2020. The high provisions in 2020 were primarily related to estimated incurred losses associated with the pandemic that was emerging at the time. Under the CECL methodology for providing for loan losses, the Company determined that no provisions for loan losses were required during the first six months of 2021.

During the second quarter of 2021, using the CECL methodology, the Company recorded a $1.9 million in provision for unfunded commitments. The provision was recorded primarily due to an increase in construction and land development loan commitments during the second quarter of 2021 that had not been funded as of quarter end. The Company's allowance for unfunded commitments at June 30, 2021 amounted to $10.0 million and is recorded within the line item "Other liabilities".

Annualized net loan charge-offs to average loans amounted to 0.07% and 0.08% for the three and six months ended June 30, 2021 compared to 0.12% and 0.17% for the same periods of 2020, respectively.

Total nonperforming assets amounted to $42 million at June 30, 2021, or 0.51% of total assets, compared to $48 million, or 0.69% of total assets, at June 30, 2020. During the second quarter of 2021, the Company sold a nonaccrual relationship totaling $5.6 million that was primarily responsible for the decline in nonaccrual loans during the quarter.

Noninterest Income

Total noninterest income for the second quarter of 2021 was $21.4 million, an 18.4% decrease from the $26.2 million recorded for the second quarter of 2020. For the six months ended June 30, 2021 and 2020, total noninterest income was $42.0 million and $39.9 million, respectively.

Service charges on deposit accounts amounted to $2.8 million for the second quarter of 2021, a 23.4% increase over the $2.3 million for the second quarter of 2020, with the second quarter of 2020 having declined significantly from historical levels at the onset of the pandemic. For each of the six months ended June 30, 2021 and 2020, service charges on deposit accounts amounted to $5.6 million.

Other service charges, commissions and fees amounted to $6.5 million for the second quarter of 2021, an increase of 40.5% from the $4.6 million for the second quarter of 2020. For the six months ended June 30, 2021 and 2020, other service charges, commissions and fees amounted to $12.0 million and $8.7 million, respectively. The increase was primarily due to increases of $1.5 million and $2.3 million in bankcard revenue for the three and six months ended June 30, 2021 compared to the same periods in 2020, respectively. Additionally, the first quarter of 2020 included a $0.5 million charge related to impairment of the Company's SBA servicing asset.

Fees from presold mortgages amounted to $2.3 million for the second quarter of 2021, a decrease of 24.7%, compared to $3.0 million in the second quarter of 2020. For the first six months of 2021 and 2020, fees from presold mortgages amounted to $6.8 million and $4.9 million, respectively. Mortgage loan volumes increased significantly beginning in the second quarter of 2020 at the onset of the pandemic primarily due to declines in interest rates. In the second quarter of 2021, mortgage loan volumes declined due to increases in mortgage interest rates.

SBA consulting fees amounted to $2.2 million for the second quarter of 2021, a decrease of 41.5%, compared to $3.7 million for the second quarter of 2020. In the second quarter of 2020, the Company's SBA subsidiary, SBA Complete, earned significant fees related to assisting client banks with PPP loan originations, with a lower level of such assistance provided in the second quarter of 2021. For the six months ended June 30, 2021 and 2020, SBA consulting fees amounted to $5.0 million and $4.8 million, respectively. Including origination fees, on-going servicing fees and fees associated with forgiveness services, SBA Complete's PPP fees amounted to $0.8 million in the second quarter of 2021 compared to $3.0 million for the second quarter of 2020, and $2.4 million for the first half of 2021 compared to $3.0 million for the first half of 2020. At June 30, 2021, SBA Complete had $0.4 million in remaining deferred PPP revenue that will be recorded as income upon completing the forgiveness process for its client banks.

SBA loan sale gains amounted to $3.0 million for the second quarter of 2021 compared to $2.0 million in the second quarter of 2020. For the first six months of 2021 and 2020, SBA loan sale gains amounted to $5.3 million and $2.6 million, respectively. The first quarter of 2020 was significantly impacted by temporary pandemic-related market conditions. The periods in 2021 were favorably impacted by the SBA increasing the marketable, guaranteed percentage on most loans from 75% to 90% as part of the economic relief package.

During the second quarter of 2020, the Company sold approximately $220 million in securities at a gain of $8.0 million, whereas there were no securities sales in 2021.

Other gains (losses) amounted to a gain of $1.5 million in the second quarter of 2021, primarily due to a $1.7 million gain related to the sale of the operations and substantially all of the assets of First Bank Insurance Services, as discussed below.

Noninterest Expenses

Noninterest expenses amounted to $41.0 million and $38.9 million in the second quarters of 2021 and 2020, respectively, and $81.1 million and $79.0 million for the first six months of 2021 and 2020, respectively. The 2021 periods include noninterest expenses related to the Company's business financing subsidiary, which was acquired on September 1, 2020 and has a current annual expense base of approximately $1.4 million.

Merger expenses amounted to $0.4 million for the three and six months ended June 30, 2021, compared to none in 2020. As discussed below, on June 1, 2021, the Company announced an acquisition agreement with Select Bancorp, Inc.

Income Taxes

The Company’s effective tax rate was 21.3% and 20.7% for the three months ended June 30, 2021 and 2020, respectively, and 21.3% and 20.5% for the six months ended June 30, 2021 and 2020, respectively. The 2021 increases are due to higher proportions of fully-taxable income.

Balance Sheet and Capital

Total assets at June 30, 2021 amounted to $8.2 billion, a 19.0% increase from a year earlier. The growth was driven by an increase in deposits.

Loan growth for the second quarter of 2021, exclusive of $86 million of net PPP loan declines related to forgiveness, amounted to $244 million, an annualized growth rate of 22.3%. Total loans amounted to $4.8 billion at June 30, 2021, an increase of $12 million, or 0.3% from June 30, 2020. Excluding PPP loans, the Company's level of outstanding loans has been impacted by high mortgage loan refinancing activity, commercial loan payoffs, and until recently, lower demand resulting from the pandemic.

Deposit growth during the second quarter of 2021 totaled $438 million, an annualized growth rate of 26.0%. Total deposits amounted to $7.2 billion at June 30, 2021, an increase of $1.3 billion, or 23.0%, from June 30, 2020. The high deposit growth is believed to be due to a combination of stimulus funds and changes in customer behaviors during the pandemic, as well as ongoing growth initiatives by the Company.

The Company has deployed excess liquidity into investment securities, which amounted to $2.4 billion at June 30, 2021, an increase of $1.5 billion, or 173.6%, compared to a year earlier. Additionally, the Company's borrowing levels have been reduced by $51 million, or 45.4%, since June 30, 2020.

The Company remains well-capitalized by all regulatory standards, with an estimated Total Risk-Based Capital Ratio at June 30, 2021 of 15.27%, an increase from the 15.13% reported at June 30, 2020. The Company’s tangible common equity to tangible assets ratio was 8.31% at June 30, 2021, a decrease of 101 basis points from a year earlier, with the decline being impacted by the high balance sheet growth experienced.

Comments of the CEO and Other Business Matters

Richard H. Moore, CEO of First Bancorp, commented, “Today’s earnings report reflects another strong quarter for our company. We achieved a high level of profitability with good balance sheet growth and capital levels remain strong." Mr. Moore continued, “We are excited about our pending acquisition of Select Bancorp and look forward to welcoming new employees and customers to First Bank.”

The following is additional discussion of business development and other matters affecting the Company during the second quarter of 2021:

•On June 1, 2021, the Company announced that it had reached an agreement to acquire Select Bancorp, Inc., headquartered in Dunn, North Carolina, which operates 22 branches and has $1.8 billion in assets. This transaction is subject to regulatory and shareholder approval, and is expected to be completed during the fourth quarter of 2021.

•On June 30, 2021, the Company completed the sale of the operations and substantially all of the operating assets of its property and casualty insurance agency subsidiary, First Bank Insurance Services, to Bankers Insurance, LLC for an initial purchase price valued at $13.0 million and a future earn-out payment of up to $1.0 million. The Company recorded a gain of $1.7 million related to the sale. Approximately $10.2 million of intangible assets were derecognized from the Company's balance sheet as a result of this transaction.

•On June 15, 2021, the Company announced a quarterly cash dividend of $0.20 per share payable on July 25, 2021 to shareholders of record on June 30, 2021. This dividend rate represents an 11.1% increase over the dividend rate declared in the second quarter of 2020.

* * *
First Bancorp is a bank holding company headquartered in Southern Pines, North Carolina, with total assets of approximately $8.2 billion. Its principal activity is the ownership and operation of First Bank, a state-chartered community bank that operates 101 branches in North Carolina and South Carolina. First Bank also provides SBA loans to customers through its nationwide network of lenders - for more information on First Bank’s SBA lending capabilities, please visit www.firstbanksba.com. First Bancorp’s common stock is traded on The NASDAQ Global Select Market under the symbol “FBNC.”

Please visit our website at www.LocalFirstBank.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” or other words or phrases concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company’s customers, the Company’s level of success in integrating acquisitions, actions of government regulators, the level of market interest rates, and general economic conditions. For additional information about the factors that could affect the matters discussed in this paragraph, see the “Risk Factors” section of the Company’s most recent annual report on Form 10-K available at www.sec.gov. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements. The Company is also not responsible for changes made to this press release by wire services, internet services or other media.

Additional Information About the Proposed Transaction with Select Bancorp, Inc. and Where to Find It

This communication includes statements made in respect of the proposed merger involving First Bancorp and Select Bancorp, Inc. (“Select”). This material is not a solicitation of any vote or approval of First Bancorp’s or Select’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which First Bancorp and Select will send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger, First Bancorp has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that includes a joint proxy statement of First Bancorp and Select and a prospectus of First Bancorp, as well as other relevant documents concerning the proposed merger. Investors and security holders are urged to carefully review and consider each of First Bancorp’s and Select’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both Select and First Bancorp will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF FIRST BANCORP AND SELECT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other filings containing information about First Bancorp and Select at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by First Bancorp on its website at http://www.localfirstbank.com and by Select on its website at http://www.selectbank.com.

First Bancorp, Select and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of First Bancorp’s and Select’s shareholders in connection with the proposed merger. Information about the directors and executive officers of First Bancorp and their ownership of First Bancorp common stock is set forth in the proxy statement for First Bancorp’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 23, 2021. Information about the directors and executive officers of Select and their ownership of Select’s common stock is set forth in the proxy statement for Select’s 2021 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 6, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

First Bancorp and Subsidiaries Financial Summary - Page 1

	Three Months Ended June 30,		Percent
($ in thousands except per share data - unaudited)	2021	2020	Change
INCOME STATEMENT
Interest income
Interest and fees on loans	$52,295	51,964
Interest on investment securities	8,263	4,888
Other interest income	581	788
Total interest income	61,139	57,640	6.1%
Interest expense
Interest on deposits	1,999	4,074
Interest on borrowings	381	942
Total interest expense	2,380	5,016	(52.6)%
Net interest income	58,759	52,624	11.7%
Provision for loan losses	—	19,298	(100.0)%
Provision for unfunded commitments	1,939	—	n/m
Total provisions for credit losses	1,939	19,298	(90.0)%
Net interest income after provisions for credit losses	56,820	33,326	70.5%
Noninterest income
Service charges on deposit accounts	2,824	2,289
Other service charges, commissions, and fees	6,496	4,624
Fees from presold mortgage loans	2,274	3,020
Commissions from sales of insurance and financial products	2,466	2,090
SBA consulting fees	2,187	3,739
SBA loan sale gains	2,996	1,965
Bank-owned life insurance income	614	629
Securities gains (losses), net	—	8,024
Other gains (losses), net	1,517	(187)
Total noninterest income	21,374	26,193	(18.4)%
Noninterest expenses
Salaries expense	21,187	20,606
Employee benefit expense	4,084	3,847
Occupancy and equipment related expense	3,721	3,744
Merger and acquisition expenses	411	—
Intangibles amortization expense	845	978
Foreclosed property losses (gains), net	(173)	35
Other operating expenses	10,910	9,691
Total noninterest expenses	40,985	38,901	5.4%
Income before income taxes	37,209	20,618	80.5%
Income tax expense	7,924	4,266	85.7%
Net income	$29,285	16,352	79.1%

Earnings per common share - diluted	$1.03	0.56	83.9%

ADDITIONAL INCOME STATEMENT INFORMATION
Net interest income, as reported	$58,759	52,624
Tax-equivalent adjustment (1)	517	330
Net interest income, tax-equivalent	$59,276	52,954	11.9%

(1)This amount reflects the tax benefit that the Company receives related to its tax-exempt loans and securities, which carry interest rates lower than similar taxable investments due to their tax-exempt status. This amount has been computed assuming a 23% tax rate and is reduced by the related nondeductible portion of interest expense.

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First Bancorp and Subsidiaries Financial Summary - Page 2

	Six Months Ended June 30,		Percent
($ in thousands except per share data - unaudited)	2021	2020	Change
INCOME STATEMENT
Interest income
Interest and fees on loans	$103,368	107,261
Interest on investment securities	14,499	10,526
Other interest income	1,281	1,886
Total interest income	119,148	119,673	(0.4)%
Interest expense
Interest on deposits	4,387	9,847
Interest on borrowings	764	2,443
Total interest expense	5,151	12,290	(58.1)%
Net interest income	113,997	107,383	6.2%
Provision for loan losses	—	24,888	(100.0)%
Provision for unfunded commitments	1,939	—	n/m
Total provisions for credit losses	1,939	24,888	(92.5)%
Net interest income after provisions for credit losses	112,058	82,495	35.8%
Noninterest income
Service charges on deposit accounts	5,557	5,626
Other service charges, commissions, and fees	12,018	8,693
Fees from presold mortgage loans	6,818	4,861
Commissions from sales of insurance and financial products	4,656	4,158
SBA consulting fees	4,951	4,766
SBA loan sale gains	5,326	2,612
Bank-owned life insurance income	1,234	1,271
Securities gains (losses), net	—	8,024
Other gains (losses), net	1,483	(113)
Total noninterest income	42,043	39,898	5.4%
Noninterest expenses
Salaries expense	41,318	40,716
Employee benefit expense	8,658	8,394
Occupancy and equipment related expense	7,670	7,847
Merger and acquisition expenses	411	—
Intangibles amortization expense	1,742	2,033
Foreclosed property losses (gains), net	(16)	194
Other operating expenses	21,267	19,793
Total noninterest expenses	81,050	78,977	2.6%
Income before income taxes	73,051	43,416	68.3%
Income tax expense	15,572	8,884	75.3%
Net income	$57,479	34,532	66.5%

Earnings per common share - diluted	$2.02	1.18	71.2%

ADDITIONAL INCOME STATEMENT INFORMATION
Net interest income, as reported	$113,997	107,383
Tax-equivalent adjustment (1)	959	664
Net interest income, tax-equivalent	$114,956	108,047	6.4%

(1)This amount reflects the tax benefit that the Company receives related to its tax-exempt loans and securities, which carry interest rates lower than similar taxable investments due to their tax-exempt status. This amount has been computed assuming a 23% tax rate and is reduced by the related nondeductible portion of interest expense.

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First Bancorp and Subsidiaries Financial Summary - Page 3

	Three Months Ended June 30,		Six Months Ended June 30,
PERFORMANCE RATIOS (annualized)	2021	2020	2021	2020
Return on average assets (1)	1.47%	0.98%	1.50%	1.08%
Return on average common equity (2)	13.14%	7.55%	13.03%	8.03%
Net interest margin - tax-equivalent (3)	3.22%	3.49%	3.24%	3.71%
Net (recoveries) charge-offs to average loans	0.07%	0.12%	0.08%	0.17%

COMMON SHARE DATA
Cash dividends declared - common	$0.20	0.18	0.40	0.36
Stated book value - common	31.75	29.95	31.75	29.95
Tangible book value - common (non-GAAP)	23.22	21.36	23.22	21.36
Common shares outstanding at end of period	28,491,633	28,976,681	28,491,633	28,976,681
Weighted average shares outstanding - diluted	28,490,031	28,969,728	28,513,942	29,184,421

CAPITAL RATIOS
Tangible common equity to tangible assets (non-GAAP)	8.31%	9.32%	8.31%	9.32%
Common equity tier I capital ratio - estimated	13.01%	13.10%	13.01%	13.10%
Tier I leverage ratio - estimated	9.43%	10.29%	9.43%	10.29%
Tier I risk-based capital ratio - estimated	14.02%	14.21%	14.02%	14.21%
Total risk-based capital ratio - estimated	15.27%	15.13%	15.27%	15.13%

AVERAGE BALANCES ($ in thousands)
Total assets	$7,965,781	6,727,762	7,723,284	6,455,591
Loans	4,679,119	4,738,702	4,681,604	4,625,798
Earning assets	7,386,607	6,102,012	7,143,841	5,848,974
Deposits	6,951,524	5,502,356	6,714,168	5,226,331
Interest-bearing liabilities	4,443,875	3,885,903	4,339,386	3,812,685
Shareholders’ equity	893,978	871,495	889,865	865,124

(1) Calculated by dividing annualized net income by average assets.
(2) Calculated by dividing annualized net income by average common equity.
(3) See note 1 on the first page of the Financial Summary for discussion of tax-equivalent adjustments.
_____________________________________________________________________________________________
TREND INFORMATION

($ in thousands except per share data)	For the Three Months Ended
INCOME STATEMENT	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020

Net interest income - tax-equivalent (1)	$59,276	55,681	56,463	55,080	52,954
Taxable equivalent adjustment (1)	517	443	457	347	330
Net interest income	58,759	55,238	56,006	54,733	52,624
Provision for loan losses	—	—	4,031	6,120	19,298
Provision for unfunded commitments	1,939	—	—	—	—
Noninterest income	21,374	20,669	19,996	21,452	26,193
Noninterest expense	40,985	40,065	41,882	40,439	38,901
Income before income taxes	37,209	35,842	30,089	29,626	20,618
Income tax expense	7,924	7,648	6,441	6,329	4,266
Net income	29,285	28,194	23,648	23,297	16,352

Earnings per common share - diluted	1.03	0.99	0.83	0.81	0.56

Cash dividends declared per share	0.20	0.20	0.18	0.18	0.18
(1) See note 1 on the first page of this Financial Summary for discussion of tax-equivalent adjustments.

First Bancorp and Subsidiaries Financial Summary - Page 4

CONSOLIDATED BALANCE SHEETS ($ in thousands - unaudited)
	At June 30, 2021	At Mar. 31, 2021	At Dec. 31, 2020	At June 30, 2020	One Year Change
Assets
Cash and due from banks	$83,851	71,206	93,724	94,684	(11.4)%
Interest-bearing deposits with banks	391,375	458,860	273,566	584,830	(33.1)%
Total cash and cash equivalents	475,226	530,066	367,290	679,514	(30.1)%

Investment securities	2,406,881	2,020,540	1,620,683	879,756	173.6%
Presold mortgages	13,762	31,869	42,271	31,015	(55.6)%
SBA loans held for sale	5,480	7,002	6,077	3,382	62.0%

Total loans	4,782,064	4,624,054	4,731,315	4,770,063	0.3%
Allowance for loan losses	(65,022)	(65,849)	(52,388)	(42,342)	53.6%
Net loans	4,717,042	4,558,205	4,678,927	4,727,721	(0.2)%

Premises and equipment	123,395	123,271	120,502	115,373	7.0%
Operating right-of-use lease assets	16,432	16,899	17,514	18,833	(12.7)%
Intangible assets	242,968	253,878	254,638	248,840	(2.4)%
Foreclosed real estate	826	1,811	2,424	2,987	(72.3)%
Bank-owned life insurance	108,209	107,594	106,974	105,712	2.4%
Other assets	90,361	85,259	72,451	75,462	19.7%
Total assets	$8,200,582	7,736,394	7,289,751	6,888,595	19.0%

Liabilities
Deposits:
Noninterest-bearing checking accounts	$2,651,143	2,430,198	2,210,012	2,041,778	29.8%
Interest-bearing checking accounts	1,378,865	1,258,500	1,172,022	1,112,625	23.9%
Money market accounts	1,820,475	1,721,230	1,581,364	1,353,053	34.5%
Savings accounts	593,629	567,715	519,266	474,455	25.1%
Brokered deposits	9,470	9,461	20,222	64,069	(85.2)%
Internet time deposits	—	249	249	698	(100.0)%
Other time deposits > $100,000	501,252	525,809	543,894	545,370	(8.1)%
Other time deposits	216,524	220,325	226,567	239,090	(9.4)%
Total deposits	7,171,358	6,733,487	6,273,596	5,831,138	23.0%

Borrowings	61,252	61,342	61,829	112,199	(45.4)%
Operating lease liabilities	16,893	17,354	17,868	19,109	(11.6)%
Other liabilities	46,569	47,358	43,037	58,258	(20.1)%
Total liabilities	7,296,072	6,859,541	6,396,330	6,020,704	21.2%

Shareholders’ equity
Common stock	397,704	397,094	400,582	408,699	(2.7)%
Retained earnings	507,531	483,944	478,489	441,846	14.9%
Stock in rabbi trust assumed in acquisition	(1,928)	(2,256)	(2,243)	(2,217)	(13.0)%
Rabbi trust obligation	1,928	2,256	2,243	2,217	(13.0)%
Accumulated other comprehensive income (loss)	(725)	(4,185)	14,350	17,346	(104.2)%
Total shareholders’ equity	904,510	876,853	893,421	867,891	4.2%
Total liabilities and shareholders’ equity	$8,200,582	7,736,394	7,289,751	6,888,595	19.0%

First Bancorp and Subsidiaries Financial Summary - Page 5

	For the Three Months Ended
YIELD INFORMATION	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020

Yield on loans	4.48%	4.42%	4.42%	4.38%	4.41%
Yield on securities	1.45%	1.47%	1.62%	2.02%	2.49%
Yield on other earning assets	0.56%	0.57%	0.57%	0.64%	0.55%
Yield on all interest-earning assets	3.32%	3.41%	3.55%	3.71%	3.80%

Rate on interest bearing deposits	0.18%	0.23%	0.29%	0.37%	0.46%
Rate on other interest-bearing liabilities	2.49%	2.53%	2.55%	2.06%	1.31%
Rate on all interest-bearing liabilities	0.21%	0.27%	0.32%	0.41%	0.52%
Total cost of funds	0.14%	0.17%	0.21%	0.26%	0.35%

Net interest margin (1)	3.19%	3.25%	3.35%	3.46%	3.47%

Net interest margin - tax-equivalent (2)	3.22%	3.27%	3.38%	3.48%	3.49%

Average prime rate	3.25%	3.25%	3.25%	3.25%	3.25%

(1) Calculated by dividing annualized net interest income by average earning assets for the period.
(2) Calculated by dividing annualized tax-equivalent net interest income by average earning assets for the period. See note 1 on the first page of this Financial Summary for discussion of tax-equivalent adjustments.
______________________________________________________________________________________________________

	For the Three Months Ended
NET INTEREST INCOME PURCHASE ACCOUNTING ADJUSTMENTS ($ in thousands)	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020

Interest income - increased by accretion of loan discount on acquired loans	$2,913	752	802	972	802
Interest income - increased by accretion of loan discount on retained portions of SBA loans	718	589	737	583	591
Interest expense - reduced by premium amortization of deposits	11	15	19	23	26
Interest expense - increased by discount accretion of borrowings	(44)	(44)	(45)	(45)	(45)
Impact on net interest income	$3,598	1,312	1,513	1,533	1,374

First Bancorp and Subsidiaries Financial Summary - Page 6

ASSET QUALITY DATA ($ in thousands)	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020

Nonperforming assets
Nonaccrual loans	$32,993	39,566	35,076	31,656	34,922
Troubled debt restructurings - accruing	8,026	8,601	9,497	9,896	9,867
Accruing loans > 90 days past due	—	—	—	—	—
Total nonperforming loans	41,019	48,167	44,573	41,552	44,789
Foreclosed real estate	826	1,811	2,424	2,741	2,987
Total nonperforming assets	$41,845	49,978	46,997	44,293	47,776
Purchased credit deteriorated loans (1)	$8,291	8,437	8,591	9,616	9,742
Asset Quality Ratios
Net quarterly (recoveries) charge-offs to average loans - annualized	0.07%	0.10%	0.07%	(0.06)%	0.12%
Nonperforming loans to total loans	0.86%	1.04%	0.94%	0.86%	0.94%
Nonperforming assets to total assets	0.51%	0.65%	0.64%	0.63%	0.69%
Allowance for loan losses to total loans	1.36%	1.42%	1.11%	1.02%	0.89%
Allowance for loan losses to total loans, excluding PPP loans	1.41%	1.50%	1.17%	1.08%	0.94%
(1) In the March 3, 2017 acquisition of Carolina Bank and the October 1, 2017 acquisition of Asheville Savings Bank, the Company acquired $19.3 million and $9.9 million, respectively, in purchased credit deteriorated loans in accordance with ASC 310-30 accounting guidance. Prior to the Company's January 1, 2021 adoption of ASC 326 (CECL), these loans were appropriately excluded from the nonperforming loan amounts presented, regardless of nonperforming status. At June 30, 2021, approximately $0.5 million of purchased credit deteriorated loans are included in the nonaccrual loan amount.

First Bancorp and Subsidiaries Financial Summary - Page 7

	For the Three Months Ended
NET INTEREST MARGIN, EXCLUDING LOAN DISCOUNT ACCRETION - RECONCILIATION ($ in thousands)	June 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020

Net interest income, as reported	$58,759	55,238	56,006	54,733	52,624
Tax-equivalent adjustment	517	443	457	347	330
Net interest income, tax-equivalent (A)	$59,276	55,681	56,463	55,080	52,954
Average earning assets (B)	$7,386,607	6,898,406	6,640,732	6,294,556	6,102,012
Tax-equivalent net interest margin, annualized - as reported - (A)/(B)	3.22%	3.27%	3.38%	3.48%	3.49%

Net interest income, tax-equivalent	$59,276	55,681	56,463	55,080	52,954
Loan discount accretion	3,631	1,341	1,539	1,555	1,393
Net interest income, tax-equivalent, excluding loan discount accretion (C)	$55,645	54,340	54,924	53,525	51,561
Average earnings assets (D)	$7,386,607	6,898,406	6,640,732	6,294,556	6,102,012
Tax-equivalent net interest margin, excluding impact of loan discount accretion, annualized - (C) / (D)	3.02%	3.19%	3.29%	3.38%	3.40%

Note: The measure “tax-equivalent net interest margin, excluding impact of loan discount accretion” is a non-GAAP performance measure. Management of the Company believes that it is useful to calculate and present the Company’s net interest margin without the impact of loan discount accretion for the reasons explained in the remainder of this Note. Loan discount accretion is a non-cash interest income adjustment that is related to 1) the Company’s acquisition of loans and represents the portion of the fair value discount that was initially recorded on the acquired loans, and 2) the Company’s origination of SBA loans and the subsequent sale of the guaranteed portions of the loans that results in a discount being recorded on the retained portion of the loans. These discounts are recognized into income over the lives of the loans. At June 30, 2021, the Company had a remaining loan discount balance on acquired loans of $5.3 million compared to $10.6 million at June 30, 2020. At June 30, 2021, the Company had a remaining loan discount balance on SBA loans of $7.0 million compared to $6.8 million at June 30, 2020. For the related loans that perform and pay down over time, the loan discount will also be reduced, with a corresponding increase to interest income. Therefore, management of the Company believes it is useful to also present this ratio to reflect the Company’s net interest margin excluding this non-cash, temporary loan discount accretion adjustment to aid investors in comparing financial results between periods. The Company cautions that non-GAAP financial measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results.